 Exhibit 99.9
HUT 8 MINING CORP.
(the “Company”)
CERTIFICATE OF OFFICER
RE:
The abridgement of time pursuant to National Instrument 54-101 — Communication With Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”)

The undersigned, Jaime Leverton, Chief Executive Officer of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity, that the Company is relying on section 2.20 of the Instrument pertaining to the abridgement of time prescribed by subsections 2.2(1) of the Instrument and that the requirements set forth in section 2.20 have been complied with. Specifically:
(a)   the Company has arranged to have proxy-related materials for the special meeting of the shareholders of the Company to be held September 12, 2023 sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of the Instrument; and
(b)   the Company has arranged to carry out all the requirements of the Instrument in addition to those described in paragraph (a) above; and
(c)   the Company is relying upon section 2.20 of the Instrument to abridge the time prescribed in subsections 2.2(1) of the Instrument.
DATED this 11th day of August, 2023.
HUT 8 MINING CORP.
Per:	(signed) “Jaime Leverton”
Jaime Leverton Chief Executive Officer